SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

(“Publicly-held Company”)

CNPJ/MF No 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 10, 2021

I.	Date, Time and Place: On December 10, 2021, at 2 p.m., held at the head office of Gol Linhas Aéreas Inteligentes S.A. (“Company”), at Praça Comandante Linneu Gomes, S/Nº, Portaria 3, in the Meeting Room of the Board of Directors, Jardim Aeroporto, Zip Code 04626-020, in the City and State of São Paulo.

II.	Call Notice and Attendance: The call notice was waived due to the attendance of all members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Anna Luiza Serwy Constantino, Antonio Kandir, André Béla Jánszky, Germán Pasquale Quiroga Vilardo and Philipp Schiemer.

III.	Presiding Board: Mr. Constantino de Oliveira Junior was the Chairman of the meeting, and invited me, Ana Beatriz M. P. de Almeida Lobo, to act as secretary of the meeting.

(i)	Agenda: To pass resolutions on the execution, by the Company, of Guarantee Agreements, in order to guarantee the fulfillment of the obligations assumed by Gol Linhas Aéreas SA ("GLA"), a subsidiary of the Company, in the Aircraft Lease Agreements ("Lease Agreements" ) to be entered into between (a) GLA and Avolon Aerospace Leasing Limited (“AVOLON”) in the amount up to US$ 93,600,000.00 (ninety-three million, six hundred thousand dollars) and (b) GLA and Carlyle Aviation Management Limited (“CARLYLE”) in the amount of up to US$172,339,200.00 (one hundred and seventy-two million, three hundred and thirty-nine thousand, two hundred dollars).

IV.	Resolutions: After the necessary explanations were provided and after a detailed review of the documents regarding the matter hereof, the following resolution was approved by unanimous vote: (i) the execution, by the Company, of Guarantee Agreements, in order to guarantee the fulfillment of the obligations assumed by the GLA, as described: execution of (a) 2 (two) Guarantee Agreements between the Company and the lessor AVOLON in order to ensure compliance with the obligations entered into between GLA and AVOLON in the leasing contracts for 2 (two) Boeing 737-8 MAX aircraft, with manufacturer serial numbers: MSN 67772 and MSN 60715, in the amount of up to US$ 93,600,000, 00 (ninety-three million, six hundred thousand dollars) and (b) 4 (four) guarantee agreements between the Company and the lessor CARLYLE in order to guarantee the fulfillment of the obligations entered into between GLA and CARLYLE in the 4 ( four) Boeing 737-8 MAX aircraft, with manufacturer serial numbers: MSN 60220, MSN 65054, MSN 44348, MSN 65053, in the amount of up to US$ 172,339,200.00 (one hundred and seventy-two million, three hundred and thirty and nine thousand and two hundred dollars).

V.	Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it and, since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures: Presiding Board – Chairman, Mr. Constantino de Oliveira Junior; Secretary, Ana Beatriz M. P. de Almeida Lobo. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Anna Luiza Serwy Constantino, Antonio Kandir, André Béla Jánszky, Germán Pasquale Quiroga Vilardo, and Philipp Schiemer.

I hereby certify that this is a faithful copy of the minutes that were drawn up in the proper book.

São Paulo, December 10, 2021

__________________________________ Constantino de Oliveira Junior Chairman	__________________________________ Ana Beatriz M. P. de Almeida Lobo Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer